June 7, 2012

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of May 30, 2012, we have enclosed our response in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors

“Other factors can have a material adverse effect on Abbott’s future profitability and financial condition,” page 14

1.                          We reviewed your response to comment 1 in our letter dated April 18, 2012.  In your response, you note that you depend on well-developed information technology systems to operate your business.  In future filings, beginning with your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon your technology systems and the risks posed to your business or operations by cyber attacks.  If you have experienced any cyber attacks in the past, please state that fact in order to provide the proper context.  You may include language that indicates that the attacks were mitigated.

Response:

In future filings, beginning with our next Form 10-Q, we will provide a separate discussion of the risks posed to our operations from our dependence on our technology systems and from cyber attacks.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Concentration of risk and guarantees, page 60

2.                          As the disclosures requested in prior comment 3 would not substantially duplicate the disclosures contained in your most recent annual report, we think they should be made when you file your next interim report.  Please confirm that the information you intended to include in future Forms 10-K in response to prior comment 3 will instead be included in your next quarterly report.

Response:

We will include this information in the MD&A in our next quarterly report.

3.                          In your response to prior comment 3 you indicate your belief that separate disclosure by country of your receivables from Spain, Italy, Portugal and Greece is not warranted.  As the risks associated with collecting on these receivables are not necessarily the same by country and there is significant disparity in the associated balances by country, we do not agree with your conclusion.  Please confirm that, starting with your next Form 10-Q, you will disclose the total due and the amount past due for more than a year for each of these countries.

Response:

Beginning with our next Form 10-Q, we will disclose in our MD&A the total due and the amount past due for more than a year for each of these countries.